UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2006 (April 20, 2006)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 987-0177

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 20, 2006, Vineyard National Bancorp released on its website an investor relations presentation relating to its merger agreement with Rancho Bank. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: April 20, 2006

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer



Parent Company for:



Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Strategic Rationale

VINEYARD
N A T I O N A L   B A N C O R P

VINEYARD
B A N K

AND

Rancho Bank

3

Strategic Rationale

○   **The merger of Vineyard and Rancho creates an institution with combined assets of approximately $2.1 Billion at March 31, 2006**

○   **Reduces overall core funding costs**

○   **Expanded geographic footprint**

4

Combined Footprint

Vineyard
Rancho

5

Strategic Rationale

○ **Low integration risk**

○ **No banking center overlap**

○ **Leverages Vineyard's in-market branding**

○ **Vineyard is in one of the fastest growing markets on the West coast**

○ **Well positioned for additional growth**

Unique Opportunity

○ **Accretive to 2006 core earnings per share**

○ **In excess of 4% accretion to 2007 core earnings per share**

○ **Over 30% cost savings, phased in during first six months**

○ **Immediate re-deployment of excess liquidity**

7

Transaction Terms

○ **Price per share - $38.50**

○ **Aggregate transaction value - $57.8 million**

○ **Consideration – 100% cash**

○ **Anticipated closing – third quarter 2006**

8

Transaction Multiples

○ **Price per share - $38.50**

○ **Premium to market [1] - 40 %**

○ **Price/2005 Net Income [2] – 21.9x**

○ **Price/Book Value [3] – 2.88x**

○ **Premium/Deposits [4] – 18.5%**

[1] Based on Rancho Bank's closing price of $27.50 on March 31, 2006
[2] Based on Rancho Bank's diluted EPS as of December 31, 2005
[3] Based on Rancho Bank's book value as of March 31, 2006
[4] Based on total purchase price minus book value, divided by Rancho Bank's total deposits as of March 31, 2006

9

Pro-forma Combined Loan Portfolio

As of March 31, 2006	VNBC	Rancho	Pro-forma Combined
Term-Real Estate	50.8%	70.9%	52.3%
Construction	43.3%	1.9%	40.3%
Commercial & Business	4.3%	15.4%	5.1%
Consumer & Other	1.6%	11.8%	2.3%

Pro-forma Combined Deposit Portfolio

As of March 31, 2006	VNBC	Rancho	Pro-forma Combined
Non-interest Demand	12.6%	44.8%	16.8%
Money Market [1]	36.3%	40.1%	36.8%
Time > $100K	28.8%	12.0%	26.6%
Time < $100K	22.3%	3.1%	19.8%

[1]Includes savings, NOW, and money market accounts

Thank you